Drinker Biddle & Reath LLP
191 North Wacker Drive
Suite 3700
Chicago, IL 60606-1698
(312) 569-1000 (Phone)
(312) 569-3000 (Facsimile)
www.drinkerbiddle.com

May 28, 2013

VIA EDGAR TRANSMISSION

Mr. Kieran Brown
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Community Reinvestment Act Qualified Investment Fund
(1933 Act Registration No. 333-71703/ 1940 Act Registration No. 811-09221) (“Registrant”)

Dear Mr. Brown:

Set forth below are Registrant’s responses to your comments, provided via telephone on Thursday, May 2, 2013, to Post-Effective Amendment No. 23 to Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 25 to Registrant’s Registration Statement on Form N-1A under the Investment Company Act of 1940, as amended (“1940 Act”) (the “Amendment”) relating to the CCM Active Income Fund (the “Fund”),  a new series of Registrant.  Page references correspond to those of the Amendment as filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2013.  As discussed, Registrant will incorporate its responses to these comments in the filing of an additional post-effective amendment with respect to the Fund to be filed on or before May 29, 2013 pursuant to Rule 485(b) under the 1933 Act.

Prospectus

1.
Comment:  Under “Principal Investment Strategies” on page 4, it is stated that the Fund “seeks to achieve its investment objective by utilizing a multi-strategy approach to portfolio construction that attempts to generate a high level of current income and an absolute (or positive) return…” Please explain how generating absolute return is consistent with the Fund’s primary investment objective of providing a high level of current income consistent with preservation of capital.

Mr. Kieran Brown
May 28, 2013

Response:  Registrant believes that absolute return and preservation of capital are substantially synonymous terms in that the goal is to produce positive returns and thus protect capital.  Absolute return is also consistent with the Fund’s objective of providing a high level of income by seeking to produce an above-market average income return.

2.	Comment: Explain what is meant by “Hedged” in the Fund’s name.

Response:  The Fund’s name will be changed to the “CCM Active Income Fund.”

3.	Comment: Under “Principal Investment Strategies” on page 4, please clarify that the Fund will invest in equity securities that pay dividends.

Response:   Requested change will be made.

4.	Comment: Under “Principal Investment Strategies” on page 4, please confirm that all types of derivatives that will be utilized by the Fund are listed.

Response: Registrant will revise the disclosure to include all types of derivatives which the Fund will use as a principal investment strategy.

5.	Comment: If the Fund will utilize total return swaps, please confirm that the Fund will segregate liquid assets or will otherwise cover its position in accordance with applicable SEC requirements.

Response:  Registrant so confirms.

6.	Comment: In the fourth paragraph under “Principal Investment Strategies” on page 4, please define the term “long position.”

Response:  Requested change will be made.

7.
Comment:  Several of the principal investment strategies described on page 5 seek to generate capital appreciation.  Please describe how this relates to the Fund’s investment objective of income and preservation of capital.

Response:  The Fund intends to seek income and capital appreciation opportunities consistent with its objective of preserving capital.

8.	Comment: On page 7, credit default swap risk is listed as a principal risk. If the Fund intends to utilize credit default swap transactions, please disclose as a principal investment strategy.

Response:  The use of credit default swaps will not be a principal investment strategy of the Fund and will be removed from the Fund’s summary section.  Disclosure considering the use of credit default swaps and related risks is included in the back of the prospectus under “Additional Information About the Fund – Other Investment Strategies and Risks.”

Mr. Kieran Brown
May 28, 2013

9.	Comment: On page 8 under “Principal Risks,” please expand the derivatives risk disclosure to include risks of investing in specific types of derivatives.

Response:  Requested change will be made.

10.
Comment:  Investments in emerging markets is currently disclosed in the Fund’s “Principal Investment Strategies” section on page 4. Please include disclosure regarding the risks of investing in emerging markets under “Principal Risks.”

Response:   Investments in emerging market securities will not be a principal investment strategy of the Fund and will be deleted from the Fund’s summary section.  Disclosure concerning investments in emerging market securities and related risks will be added to the back of the prospectus under “Additional Information About the Fund – Other Investment Strategies and Risks.”

11.
Comment: Please disclose in the Fund’s summary section how the Fund will achieve the second prong of its investment objective, to seek to provide reduced correlation to conventional stock and bond markets.

Response: Requested change will be made.

12.
Comment:  On page 12, the Fund discloses the types of equity securities in which the Fund may invest.  Please include, in the Fund’s summary section, all the types of equity securities (and risks associated with each type) in which the Fund will utilize as a principal investment strategy.

Response: Requested changes will be made.

13.
Comment:  On page 16, under “Other Investment Strategies and Risks – Other Investment Companies,” please delete the word “generally” from the following sentence: “Investments in issues that would be investment companies but for sections 3(c)(1) or 3(c)(7) of the 1940 Act will generally be considered illiquid investments and would be subject to the Fund’s 15% limitation on investments in illiquid securities.”

Response: Requested change will be made.

14.
Comment: On page 18, under “Other Investment Strategies and Risks – CFTC Regulation Risk,” please disclose the Investment Advisor’s plans for complying with applicable CFTC requirements, including registering as a commodity pool operator. Please also make similar disclosures in the Statement of Additional Information where relevant.

Mr. Kieran Brown
May 28, 2013

Response:  The Fund intends to rely on CFTC Rule 4.5 and therefore will limit its investments in commodity futures, commodity option contracts and swaps to below the de minimis thresholds adopted by the CFTC.  As a result, the Investment Advisor will not register as a commodity pool operator.  Disclosure to this effect will be added to the Prospectus and SAI.

15.	Comment: On page 22 under “Pricing of Fund Shares,” please be more specific regarding days that the Fund’s custodian is closed for trading.

Response:  Requested change will be made.

16.
Comment:  As the Fund may invest in foreign securities listed on foreign security exchanges, please disclose that the Fund’s NAV may change on days in which shareholders may not have access to their account.

Response:  Requested change will be made.

17.	Comment: Under Pricing of Fund Shares, please describe specific situations when securities may be fair valued by the Investment Advisor and the potential effects of fair valuing securities.

Response:  Requested change will be made.

18.	Comment: Under “Purchasing Shares” on page 23, make more clear that that price an investor will pay for shares is determined based on the time an order is received, rather than received and accepted.

Response:  Requested change will be made.

19.
Comment:  On page 23, under “Exchange of Securities,” the Fund discloses that an investor’s securities exchanged for shares of the Fund will be valued at the mean between their bid and asked quotations, which differs from the method used for valuing the Fund’s portfolio securities.  Please explain how this process is consistent with Rule 22c-1 of the 1940 Act.

Response: The disclosure will be revised to state that an investor’s securities exchanged for shares of the Fund will be valued by the same method used for valuing the Fund’s portfolio securities.

20.	Comment: On page 27, under “Investment Advisor,” please include the assets under management of both the Investment Advisor and Sub-Advisor as of a recent date.

Response:  Requested change will be made.

Mr. Kieran Brown
May 28, 2013

21.	Comment: On page 27, under “Investment Advisor,” please describe in more detail Elliot Gilfarb’s experience over the last 5 years.

Response:  Requested change will be made.

22.	Comment: On page 28, in the last paragraph under “Investment Advisor,” please disclose the period that will be covered by the annual or semi-annual report.

Response:  Requested change will be made.

23.	Comment: Please revise the contact information of the Commission on the back cover of the Prospectus.

Response:  Requested change will be made.

Statement of Additional Information

24.	Comment: On page 1, please disclose that the Fund is diversified.

Response:  Requested change will be made.

25.	Comment: Under Investment Restrictions Nos. 3 and 8, please include a summary of the relevant 1940 Act requirements.

Response:  Requested changes will be made with respect to Investment Restriction No. 3. Investment Restriction No. 8 will be deleted in accordance with Comment No. 27 below.

26.
Comment: Under Investment Restriction No. 7, please disclose that the restriction will apply to municipal securities if the interest of such security is derived from a specific project, in which case the Fund must classify the security under a specific industry category.

Response: Registrant has revised Investment Restriction No. 7 to read as follows:

“7.  Purchase any securities which would cause 25% or more of the value of the Fund’s total assets at the time of purchase to be invested in the securities of one or more issuers conducting their principal business activities in the same industry (excluding the U.S. Government or its agencies or instrumentalities.)  (For purposes of this restriction, state and municipal governments and their agencies and instrumentalities are not deemed to be industries; telephone companies are considered to be a separate industry from water, gas or electric utilities; personal credit finance companies and business credit finance companies are deemed to be separate industries; and wholly-owned finance companies are considered to be in the industry of their parents, if their activities are primarily related to financing the activities of their parents.)  This restriction does not apply to municipal bonds which have been pre-refunded by the use of obligations of the U.S. Government or any of its agencies and instrumentalities.”

Mr. Kieran Brown
May 28, 2013

27.	Comment: Consider removing Investment Restriction No. 8 as the Fund will invest in commodities.

Response:  Requested change will be made.

28.	Comment: Under “Investment Advisor and Sub-Advisor,” please disclose the business nature of each controlling person of the Investment Advisor and Sub-Advisor, if applicable.

Response:  Requested change will be made.

29.	Comment: On page 35, please disclose any material conflicts of interest that may arise in connection with each Portfolio Manager’s management of the Fund’s investments.

Response:  Requested change will be made.

30.	Comment: Under “Portfolio Manager – Compensation” on page 35, if the compensation paid to the Sub-Advisor is based on Fund performance, please identify whether it is determined pre- or post-tax.

Response:  The compensation payable to the Sub-Advisor is based on the assets of the Fund allocated to the Sub-Advisor for management.  There is no performance-based compensation payable to the Sub-Advisor.

31.	Comment: On page 38 under “Trustees and Officers,” please describe in more detail why the Board has determined that the Trust’s leadership structure is appropriate.

Response:  Registrant respectfully declines to comment.  Registrant believes that the disclosure presented adequately describes the reasons for the Trustees’ determination and notes that the disclosure has been reviewed and approved by the Trustees.

32.	Comment: Please revise the heading of the last column of the Trustees’ and Officers’ table on page 39 to include the phrase “During Past 5 Years.”

Response:  Requested change will be made.

33.	Comment: In the paragraph describing the responsibilities of the Governance Committee on page 43, please include contact information to which shareholder nominations of trustee candidates may be sent.

Response:  Requested change will be made.

Mr. Kieran Brown
May 28, 2013

34.	Comment: On page 48 under “Portfolio Transactions,” please identify the nature of research services the Investment Advisor or Sub-Advisor receives from brokers.

Response:  Requested change will be made.

35.	Comment: On page 52 under “Independent Registered Public Accounting Firm,” please describe the services provided to the Fund by its independent registered public accounting firm.

Response:  Requested change will be made.

*     *     *     *     *

Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registrant’s Registration Statements. Registrant further acknowledges that staff comments or changes to disclosure in response to staff comments on the Registration Statement may not foreclose the Commission from taking any action with respect to the Registration Statement. Registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

We trust that the foregoing is responsive to your comments.  Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107 or, in my absence, to Mary Jo Reilly, Esq. at (215) 988-1137.

Very truly yours,

/s/ David L Williams
David L. Williams